Hamid Firooznia Work History

Board Member, Boxabl

Hamid brings 40 years of finance and tax strategies in construction, distribution, engineering, intellectual property and not-for-profit as well as high net worth individuals. He holds a bachelor's degree in economics and masters degrees in business administration in accounting. Hamid has been a partner in Firooznia and Mekul Accounting Services for the past 40 years.